

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2010

Edward J. Heffernan
President and Chief Executive Officer
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX 75024

> **Re:** **Alliance Data Systems Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **File No. 001-15749**

Dear Mr. Heffernan:

We have reviewed your letter dated October 21, 2010 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 23, 2010.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

1.   In response to comment 2 in your letter dated August 13, 2010, you indicate that in future filings you would enhance your discussion of the relationship between AIR MILES reward miles issued and AIR MILES reward miles redeemed to include a discussion of the impact on future revenue. Tell us where you have included this disclosure in your filing.

Outlook

LoyaltyOne, page 34

2.   We note your response to prior comment 4 and request further clarification regarding the nature of the deferred revenue or profit that has been fully run-off. In this regard, explain how the deferred revenue or profit that resulted from the conversion of the Bank of Montreal's ("BOM") agreement to a non-split fee sponsor was calculated and determined. Indicate what the *profit* represents and explain how the profit is being amortized or recognized in your results (i.e., method of amortization). Did BOM pay an amount above the fair value of the redemption service liability assumed? Further, tell us how the reduction in the deferred revenue for breakage due to the lowering of the estimate to 28% was accounted for. While we note that the reduction of the deferred breakage liability did not affect the total deferred redemption liability, please explain how this reduction amount is being recognized as revenue. Indicate whether this reduction amount is associated with the deferred profit that is being amortized due to the conversion.

3.   Please explain your statement that AIR MILES Reward Program tends to be resilient during economic swings, considering that AIR MILES reward miles issued during the third quarter of 2010 declined as a result of less promotional activity in the grocer sector and less buoyant consumer spending brought on by the slowing economic recovery in Canada. In this regard, we note that in response to comment 3 in your letter dated August 13, 2010, you indicate that the resiliency of the AIR MILES Reward Program relates to your top sponsors being in non-discretionary retail categories such as grocery stores, gas stations and pharmacies.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3503, Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 or me at (202) 551-3488 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief